EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE American: ASM
TSX-V: ASM
November 1, 2017	FSE: GV6

Avino Silver & Gold Mines Ltd. Third Quarter 2017 Financial Results to be released on Wednesday, November 8, 2017

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE American; "Avino" or "the Company") plans to announce its Third Quarter 2017 financial results after the market closes on Wednesday, November 8, 2017.

In addition, the Company will be holding a conference call for analysts and investors on Thursday, November 9, 2017 at 8:00 a.m. PST (11:00 a.m. EST).

Conference Call Numbers:

•	Toll Free Canada & USA: 1-800-319-4610

•	Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call.

Participants should dial in 10 minutes prior to the conference.

The conference call will be recorded and the replay will be available on the Company’s website within one hour following the conclusion of the call.

Avino and Renmark Financial Communications

Avino is pleased to announce that we have retained the services of Renmark Financial Communications Inc. to assist with its investor relations and marketing activities.

“We are pleased to announce the appointment of Renmark to reinforce Avino Silver & Gold Mines Limited’s profile in the financial community and enhance the visibility of our company. We have chosen Renmark because its standards and methodologies fit best with the message we wish to communicate to the investing public,” noted David Wolfin, President and CEO.

In consideration of the services to be provided by Renmark, the monthly fees incurred by Avino will be a cash consideration of $5,000 CDN, starting November 1, 2017 for a period of six months ending on April 30, 2018, and monthly thereafter.

Renmark Financial Communications does not have any interest, directly or indirectly, in Avino Silver & Gold Mines Limited or its securities, or any right or intent to acquire such an interest.

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About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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